UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   344123 10 4
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                                 (CUSIP Number)



                           May 16, 2002 - May 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                                 Philippe JOUS
                                   RUS, Inc.
                               c/o RECTICEL S.A.
                            Avenue des Pleiades, 15
                                B-1200 Brussels
                                    Belgium
                         Telephone: 011-32-2-775-18-97
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:

                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 344123 10 4                                          Page 2 of 6 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         RUS, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                 5       SOLE VOTING POWER

                                         1,469,803
          NUMBER OF              -----------------------------------------------
           SHARES                6       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       0
            EACH                 -----------------------------------------------
          REPORTING              7       SOLE DISPOSITIVE POWER
           PERSON
            WITH                         1,469,803
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,469,803
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.0 %
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

This Amendment No. 1 (this "First Amendment") amends and supplements the
Schedule 13G filed with the Securities and Exchange Commission on December 2, 1999 (the "Schedule 13G") by RUS, Inc., and is filed to reflect information required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $.01 per share (the "Common Stock"), of Foamex International Inc. Capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13G.

Item 1

    (a)       Name of Issuer

              Foamex International Inc.

    (b)       Address of Issuer's Principal Executive Offices

              1000 Columbia Avenue
              Linwood, Pennsylvania  19601

Item 2

    (a)       Name of Person Filing

              RUS, Inc.

    (b)       Address of Principal Business Office

              Suite 1300, 1105 North Market Street, Box 8985, Wilmington, Delaware 19801

    (c)       Citizenship

              Delaware

    (d)       Title of Class of Securities

              Common Stock, par value $.01 per share

    (e)       CUSIP Number

              344123 10 4

Item 3        Type of person filing if this statement is filed pursuant to
              Section 240.13d-1(b) or Section 240.13d-2(b) or (c)

              Not Applicable.

Item 4        Ownership

              (a)  Amount Beneficially Owned: 1,469,803 shares

              (b)  Percent of Class: 6.0%

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 1,469,803

                  (ii) shared power to vote or to direct the vote: 0

                 (iii) sole power to dispose or to direct the disposition of:
                       1,469,803

                  (iv) shared power to dispose or to direct the disposition of:
                       0

Item 5        Ownership of Five Percent or Less of a Class

              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

              Not applicable.

Item 8        Identification and Classification of Member of the Group

              Not Applicable.

Item 9        Notice of Dissolution of Group

              Not Applicable.

Item 10       Certification

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              RUS, INC.


Dated: February 10, 2003                      By: /s/ Luc Vansteenkiste
                                                 -------------------------------
                                              Name:   Luc VANSTEENKISTE
                                              Title:  President